UPM-Kymmene

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 United States of America Attention: Sandy Eisen	18 August, 2005 Finance and Treasury/Kari Toikka	1 (7)

Re:	UPM-Kymmene Corporation Form 20-F for the Fiscal Year Ended December 31, 2004

(File No. 1-14932)

Ladies and Gentlemen:

This letter responds to the Staff’s comment letter of July 13, 2005 regarding UPM-Kymmene’s Form 20-F for the fiscal year ended December 31, 2004. For convenience, the comments are repeated below in bold-faced italics. References to page numbers are to the referenced amended Form 20-F being filed with this letter. References to “UPM-Kymmene” and the “Group” refer to UPM-Kymmene Corporation and its consolidated subsidiaries, as the context may require.

I hereby acknowledge on behalf of UPM-Kymmene Corporation that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2004

Controls and Procedures, page 87

1.	We note the exception included in your conclusion on effectiveness of your disclosure controls and procedures. The exception relates to information for U.S. GAAP reporting provided from Pohjolan Voima Oy. It is not appropriate to conclude that your disclosure controls and procedures are effective while noting certain exceptions. Please remove the limiting phrase and provide your conclusion that disclosure controls and procedures were effective or were not effective.

UPM-Kymmene Corporation	Eteläesplanadi 2 P.O. Box 380 FIN-00101 Helsinki Finland Tel +358 204 15 111 Fax +358 204 15 0501	VAT No FI10410900

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The Annual Report has been revised as requested. Please see page 87.

Financial Statements

Note 1 - Accounting Policies

Revenue Recognition, page F-10

2.	We note your disclosures concerning your revenue recognition policies and are unable to understand whether your policies strictly comply with SAB Topic 13 for U.S. GAAP. Please explain your policies to us in further detail, addressing all of the criteria discussed in SAB Topic 13.

UPM-Kymmene respectfully submits that it currently complies with SAB Topic 13 for U.S. GAAP by recognizing revenue when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither a continuing right to dispose of the goods, nor effective control of those goods. The timing of revenue recognition is largely dependent on shipping terms. Group terms of delivery are based on Incoterms 2000, the official rules for interpretation of trade terms issued by International Chamber of Commerce. The most common term of delivery is ‘Delivered Duty Paid’ (“DDP”), whereby the Group bears all the costs and risks involved in bringing the goods to the destination point. Free on Board (“FOB”) or Cost, Insurance and Freight (“CIF”) are other common terms of delivery.

Sales are shown net of indirect sales taxes, discounts, rebates and exchange differences on sales in foreign currency. Revenues from services are recorded when the service has been performed. The amount of services in the Group’s accounts is immaterial with the total amount not to exceed €5 million or less than 0.05% of total Group annual sales. The costs of distributing products sold are included in costs and expenses.

In future filings, the Group will expand its disclosure as follows to describe its IFRS accounting policies more specifically.

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Revenue Recognition

Sales are recognized when the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price to the buyer is fixed or determinable, and collectibility is reasonably assured. Delivery is not considered to have occurred until the customer takes title and assumes the risks and rewards of ownership and the Group has neither a continuing right to dispose of the goods, nor effective control of those goods. The timing of revenue recognition is largely dependent on shipping terms. Group terms of delivery are based on Incoterms 2000, the official rules for interpretation of trade terms issued by International Chamber of Commerce. Revenue is recorded when the product is delivered to the destination point for terms designated Delivered Duty Paid (“DDP”). For sales transactions designated Free on Board (“FOB”) or Cost, Insurance and Freight (“CIF”), revenue is recorded at the time of shipment.

Revenues from services are recorded when the service has been performed. Sales are recognized net of indirect sales taxes, discounts, rebates and exchange differences on sales in foreign currency. The costs of distributing products sold are included in costs and expenses.

Research and Development, and Computer Software, page F-11

3.	Please explain to us how your policy to capitalize certain development costs and costs for computer software development projects complies with U.S. GAAP, or explain why a reconciling item for U.S. GAAP is not provided in Note 40.

In the research and development and computer software accounting policies, the Group states that certain development costs are capitalized and amortized over their expected useful future lives. The Group’s policy is to capitalize these development costs when it is probable that a development project will generate future economic benefits, or when the costs relate to the application development phase of internally developed software.

In 2002-2004, the Group did not capitalize any research and development costs as no projects met the criteria for capitalization under IFRS.

In 2002-2004 the most significant software projects were two internally developed software applications for the Group’s own use, Chain 2000 and Global Finance.

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For these projects, the Group capitalized computer software development costs of € 36 million, € 47 million, and € 38 million in 2004, 2003 and 2002, respectively. Chain 2000 is a business application system to improve supply chain management. Global Finance is a business application system to provide the Group with one uniform tool for core finance processes.

Under IAS 38 “Intangible Assets,” internal and external costs incurred during the preliminary project stage of computer software development for internal use have been expensed as incurred, and internal and external development costs incurred in the application development phase have been capitalized as intangible assets. Development costs consist of direct costs of materials and services, fees paid to third parties, and travel expenses, payroll, related direct social expenses, and other direct costs attributable to the project personnel. No general overhead costs have been allocated to the projects or capitalized.

In accordance with SOP 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” development costs relating to the application development phase of internally developed software are capitalized as intangible assets. Therefore, no reconciliation item exists between IFRS and U.S. GAAP.

In future filings, the Group will expand its disclosure as follows to describe its IFRS accounting policies more specifically.

Research and Development

Research and development costs are expensed as incurred, except for certain development costs, which are capitalized when it is probable that a development project will generate future economic benefits, and the cost can be measured reliably. Capitalized development costs are amortized on a systematic basis over their expected useful future lives, not exceeding five years.

Computer Software

Costs associated with maintaining computer software programs and costs related to the preliminary project phase of internally developed software are recognized as an expense as incurred. Development costs relating to the application development phase of internally developed software are capitalized as intangible assets. Direct costs include external direct costs of material and services and staff

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costs of the software development team. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

Government Grants, page F-12

4.	Please explain to us how your policies for accounting for and presenting government grants on your statements of income comply with U.S. GAAP. Please quantify the relevant amounts in your explanation and explain the nature of the grants in greater detail.

In preparing your explanation, please address the guidance provided in the AICPA Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives, paragraphs 6.96 to 6.99, which indicates that reimbursements of expenses should be recorded in the period when the original expenditure occurred (6.99), but that government payments considered to be subsidies are to be “recorded when the amount of and right to receive the payment can be reasonably determined” (6.97), which is consistent with other U.S. GAAP principles. Additionally, we would also normally expect government subsidies to be presented as revenue, rather than reductions to expense. Please refer to EITF 01-14 for further guidance.

UPM-Kymmene received government grants for costs recognized in the income statement and for costs of fixed assets, including grants received to share expenses paid by the Group, and capital/investment grants received for the purchase of property, plant & equipment.

During the years 2002-2004, UPM-Kymmene received cost-sharing grants from the Finnish Government for costs recognized in the income statement relating to employees’ health care and training, research and development, and forest management. The grants, covering a portion of UPM-Kymmene’s total costs, have amounted to a total of approximately € 5 million annually. The most significant grants consist of between € 0.5 million to € 1.5 million for research and development, € 2 million for employees’ health care in Finland, and € 0.5 million to € 1.1 million for a sustainable forest management project in Finland. During this same period, UPM-Kymmene also received US$ 0.6 million to US$ 0.7 million of cost-sharing grants annually from the state of Minnesota for owners of forest land that meet certain criteria for practicing long-term sustainable forest management and apply for the grant.

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For IFRS, under IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” and for U.S. GAAP, under the AICPA Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives, paragraph 6.100, the grants have been recognized to reduce the expenditure when the original expenditure occurred and when the reimbursement had been received or when it was practicable to determine the amount and eligibility for the grant. For U.S. GAAP, UPM-Kymmene believes that the guidance in paragraph 6.100 is more relevant than the guidance in Emerging Issues Task Force Abstract No. 01-14, “Income Statement Characterization of Reimbursements Received for ‘Out-of-Pocket’ Expenses Incurred,” because the reimbursements received are not for services provided to the grantor (i.e. the government), as contemplated in the scope of this EITF Abstract.

In 2003, UPM-Kymmene received a governmental grant for a capital investment at Shotton paper mill in the United Kingdom to change the production process within the newsprint facility from the use of virgin fibre as base raw material to recycled paper.

The Shotton project has two phases, the reprocessing plant (RCF3) and the sludge boiler.

The grant is split as follows:

•	up to £6.5 million (€ 9.2 million at 12/31/04) in respect of RCF3 Plant; and

•	up to £10.6 million (€ 15.0 million) in respect of the Sludge Boiler.

Under IAS 20, the grant related to the RCF3 phase was recognized to reduce the total fixed asset costs as the costs were incurred and when certain milestones were met (i.e. when it was practicable to determine the amount and eligibility for the grant). UPM-Kymmene recognized £6.2 million (€ 8.8 million) against fixed asset costs in 2003 and the remaining £0.3 million (€ 0.4 million) in 2005. The potential grant for the sludge boiler is still outstanding as UPM-Kymmene has not met the eligibility requirements, given that the grant payments are conditional on meeting certain milestones based on orders placed and delivery, installation, and commissioning of equipment.

In accordance with the AICPA Audit and Accounting Guide for Agricultural Producers and Agricultural Cooperatives, paragraph 6.100, the Group recognized

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the grant related to the RCF3 phase against the total fixed asset costs to reduce the recorded amount of the capitalized cost. Thus, there is no difference between IFRS and U.S. GAAP.

In future filings, the Group will expand its disclosure as follows to describe its IFRS accounting policies more specifically.

Government Grants

Government grants relating to the purchase of property, plant and equipment are deducted from the acquisition cost of the asset and recognized as a reduction to the depreciation charge of the related asset when it is practicable to determine that the eligibility conditions attached to the grant will be met and the grant will be received. Other government grants are recognized in the income statement in the period necessary to match them with the costs they are intended to compensate when the reimbursement is received or when it is practicable to determine the amount and eligibility for the grant.

We hope that you find the foregoing to be responsive. In all events, please do not hesitate to contact us if you have any questions regarding the foregoing and, of course, if you have any additional comments. Questions or comments should be directed to Jouko Taipale at +358 2041 50069.

Thank you in advance for your cooperation in these matters.

Sincerely,

/s/ Kari Toikka
Kari Toikka
Executive Vice President and CFO